SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              __________

                             SCHEDULE 13D
                            (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(a)


                            eMachines, Inc.
                           (Name of Issuer)

                  Common Stock, $0.0000125 par value
                    (Title of Class of Securities)

                              29076P 10 2
                            (CUSIP Number)

                           Mr. Sang Duk Lee
                        Chief Financial Officer
                             and Treasurer
                   Korea Data Systems America, Inc.
                            7372 Doig Drive
                    Garden Grove, California  92841
                              (714) 379-5599
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            August 31, 1999
                 (Date of Event Which Requires Filing
                          of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                    (Continued on following pages)
                          (Page 1 of 7 Pages)

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        Korea Data Systems America, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [  ]
                                                      (b) [  ]


3  SEC USE ONLY


4    SOURCE OF FUNDS
          WC


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION
          California


NUMBER OF

SHARES           7      SOLE VOTING POWER
                        28,819,538*
BENEFICIALLY
                 8      SHARED VOTING POWER
                        0

OWNED BY

  EACH

REPORTING PERSON  9    SOLE DISPOSITIVE POWER
                       28,819,538*

WITH             10    SHARED DISPOSITIVE POWER
                       0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     28,819,538*


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                  [  ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.9%


14   TYPE OF REPORTING PERSON
      CO

                           *See Item 6

ITEM 1.   SECURITY AND ISSUER

This Statement relates to the Common Stock, $0.0000125 par value per share ("Common Stock"), of eMachines, Inc. (the "Issuer").
The address of the principal executive office of the Issuer is 14350 Myford Road, Suite 100, Irvine, California 92606.

ITEM 2.   IDENTITY AND BACKGROUND

Korea Data Systems America, Inc., a California corporation ("KDS America"), is a corporation that manufactures and distributes monitors for personal computers. The shares of Common Stock to which this Statement relates are owned directly by KDS America and, as such, it has full management and investment authority with respect to such shares, including the authority to acquire, dispose of and vote any of the shares of Common Stock owned by it, except as set forth in Item 6 below.

The address of the principal business and principal office of KDS
America is 7372 Doig Drive, Garden Grove, California  92841.

The executive officers of KDS America and each of their residence or business address and citizenship are listed below.

Kwang Rae Park      President
                    Korea Data Systems Co., Ltd
                    Room #2004, SAMSUNG-DONG
                    KANGNAM-KU, SEOUL, KOREA
                    Citizenship:  Korea

Sang Duk Lee        Chief Financial Officer & Treasurer
                    Korea Data Systems America, Inc.
                    7372 Doig Drive, Garden Grove, California
                    92841
                    Citizenship:  Korea

Jemyun Yoo          Secretary
                    Korea Data Systems America, Inc.
                    7372 Doig Drive, Garden Grove, California
                    92841
                    Citizenship:  Korea

The directors of KDS America and each of their residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are listed below.

Kwang Rae Park      Executive Director
                    Korea Data Systems Co., Ltd
                    Room #2004, SAMSUNG-DONG
                    KANGNAM-KU, SEOUL, KOREA
                    Citizenship:  Korea

Dae Pyo Hong        Senior Executive Director
                    Korea Data Systems Co., Ltd
                    Room #2004, SAMSUNG-DONG
                    KANGNAM-KU, SEOUL, KOREA
                    Citizenship:  Korea

Jemyun Yoo          Secretary
                    Korea Data Systems America, Inc.
                    7372 Doig Drive, Garden Grove, California
                    92841
                    Citizenship:  Korea

During the last five years neither KDS America nor any of its executive officers or directors, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 10, 1999, pursuant to an agreement entered into in September, 1998, by and between KDS America and the Issuer, KDS America purchased in the aggregate 28,400,000 shares of Common Stock for a total consideration of $710,000, which amount was obtained from its working capital. Pursuant to an agreement entered into on June 10, 1999 and amended on August 16, 1999, by and between KDS America and the Issuer, KDS America assigned the trademark "eMachines" to the Issuer in consideration of 419,538 shares of Common Stock, which the Issuer issued to KDS America on August 18, 1999. As of the close of business on August 31, 1999, KDS America had acquired in the aggregate 28,819,538 shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTIONS

As of the date of this Statement, except as set forth below, KDS
America has no present plan or proposal which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

KDS America acquired the shares of Common Stock covered by this Statement for investment purposes. KDS America reserves full discretion to make its own investment decisions with respect to the Common Stock owned directly or beneficially by it from time to time, including, but not limited to, the timing and amount of purchases and the timing and amount of dispositions of shares of Common Stock. Such decisions will depend on a variety of factors not presently determinable, including, but not limited to, alternative investment opportunities available to KDS America, general economic conditions and monetary, stock market and regulatory conditions.

KDS America continues to closely monitor the Issuer's performance. KDS America and its representatives and advisers intend from time-to-time to discuss the Issuer and its business and management with members of the board of directors and management of the Issuer. In addition, KDS America and its representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer. These communications may include discussions of the Issuer's strategic alternatives. KDS America may modify its plans in the future, and may exercise any and all of its rights as a shareholder of the Issuer in a manner consistent with its interests.

KDS America may from time-to-time (i) acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions, or otherwise, or (ii) dispose of shares of Common
Stock in the open market, in privately negotiated transactions or otherwise.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)  AGGREGATE AMOUNT BENEFICIALLY OWNED AND PERCENT OF
          CLASS:

          The aggregate number of shares of Common Stock owned beneficially by KDS America is 28,819,538, representing
          19.9% of such class of securities.

     (b)  NUMBER OF SHARES OF COMMON STOCK AS TO WHICH
          REPORTING PERSON HOLDS:

          (i)   Sole power to vote or to direct the vote:
                28,819,538*.
          (ii)  Shared power to vote or to direct the vote:  0.
         (iii)  Sole power to dispose or to direct the
                disposition:  28,819,538*.
          (iv) Shared power to dispose or to direct the disposition: 0.

          *See Item 6 below

     (c)  TRANSACTIONS IN THE PREVIOUS 60 DAYS:

          See Item 6 below.

     (d)  ANY OTHER PERSON KNOWN TO HAVE THE RIGHT TO
          RECEIVE OR THE POWER TO DIRECT DIVIDENDS

          Not applicable.

     (e)  DATE ON WHICH THE REPORTING PERSON CEASED TO BE A
          BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS
          OF SECURITIES:

               Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER

          Pursuant to a pledge agreement, dated September 25, 2000, by and among KDS America, DB Trustees (Hong Kong) Limited (the "Trustee") and Bankers Trust Company, New York, KDS America pledged to the Trustee for the benefit of the holders of KDS America's US$25,000,000 Secured Floating Rate Notes due 2003 (the "Notes") a security interest in 27,819,538 shares of Common Stock to secure the Notes in connection with its offering of the Notes.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              November 17, 2000


                              KOREA DATA SYSTEMS AMERICA, INC.



                              By: ___/s/ Sang Duk Lee__
                              Name:  Sang Duk Lee
                              Title: Chief Financial Officer &
                                     Treasurer